EXHIBIT A

VENBIO COMPLAINT

[See attached]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

VENBIO SELECT ADVISOR LLC, a Delaware limited liability company,	)))	
Plaintiff,	))	
v.	)))	C.A. No. 2017-_____
DAVID M. GOLDENBERG, BRIAN A. MARKISON, ROBERT FORRESTER, JASON ARYEH, CYNTHIA L. SULLIVAN, GEOFF COX, BOB OLIVER, and SEATTLE GENETICS, INC., a Delaware corporation,	))))))))))	
Defendants,	))	
and	))	
IMMUNOMEDICS, INC., a Delaware corporation,	))))	
Nominal Defendant.	)	

VERIFIED COMPLAINT

Plaintiff venBio Select Advisor LLC ("venBio" or "Plaintiff"), by and through its undersigned counsel, alleges for its Verified Complaint as follows:

NATURE OF THE ACTION

1. This action is made necessary by the breathtaking breaches of fiduciary duties engaged in by the Board of Directors (the "Board") of Immunomedics, Inc. ("Immunomedics" or the "Company") aimed at undermining the shareholder franchise and entrenching the directors in office. Just days before

the Company's two-month-delayed and rescheduled annual meeting at which the Company's shareholders were to vote on venBio's dissident slate for a majority of the seats of the Board, it became clear that the incumbent directors would lose the election. As of February 9, 2017, proxies for more than 80% of the Company's outstanding shares had been submitted, with 55% in favor of the venBio nominees. In the face of imminently being thrown out of office, the Board approved and shielded from shareholder review a transformative transaction, which was so rushed and so incredibly bad for Immunomedic's shareholders, that it can only be explained as a blatant act of entrenchment.

2.   Immunomedics is a biotech company that has never successfully brought a drug to market. Due to persistent poor performance and mismanagement, Immunomedics has dramatically underperformed the market and peer companies for years. Consequently, in November 2016, Plaintiff proposed a slate of four directors for election to the Company's five-member Board at the Company's annual shareholders meeting, then set for December 14, 2016.

3.   Soon after Plaintiff announced its director nominations, the Board adjourned the meeting for two months, until February 16, 2017. The month before the adjourned meeting, on January 9, 2017, director Defendants David Goldenberg (the Company's founder, Chief Scientific Officer, and Board Chairman), Cynthia Sullivan (Defendant Goldenberg's wife and the Company's

CEO and President), and Brian Markinson expanded the size of the Company's Board from five to seven directors and appointed four new directors, in a transparent effort to maintain control of the Company and reduce the influence of venBio's nominee slate.

4. In early February 2017, all three major proxy advisory firms, Institutional Shareholder Services ("ISS"), Glass, Lewis & Co. ("Glass Lewis"), and Egan Jones Rating Company ("Egan Jones"), in an extremely rare move, recommended against the Company's director slate and recommended that Immunomedics shareholders vote in favor of all of venBio's majority slate. Further, by February 9, 2017, a majority of proxies submitted had been cast in favor of venBio's slate. Thus, the election of Plaintiff's majority slate at the Company's annual meeting four business days later was all but certain, as Defendants well knew.

5. Then, without warning, the Board hastily entered into a transaction to entrench themselves in office. On Friday, February 10, 2017—four business days before the Thursday, February 16, 2017 annual meeting—the Board approved a joint venture transaction with Seattle Genetics, Inc. ("Seattle Genetics") to effectively sell the Company's only commercially viable asset, sacituzumab govitecan ("IMMU-132"), which is a promising drug for the treatment of serious cancers.

6.   The transaction is a transparent act of entrenchment—rushed, opaque, and designed to destroy the shareholder franchise. According to the Company's recently released investor presentation, the Board engaged Greenhill & Co. ("Greenhill") to assist it in a strategic process in September 2016. Greenhill purportedly reached out to 45 companies "post-Thanksgiving and gave guidance that it was looking for non-binding bids in late January or early February 2017." Notwithstanding this time frame, the Board entered into a definitive agreement at the beginning of February, evidently without completing discussions with other interested parties (at least 18 other companies had entered into "advanced diligence" with Immunomedics). There is no good faith reason as to why this transformative agreement needed to be entered into four business days before the shareholders meeting where the shareholders would be able to elect a board to evaluate the transaction in the shareholders' best interests. The only rational explanation for this action is that the Board, realizing that they faced defeat, sought to deprive the shareholders of their ability to have a say in the future of the Company they own.

7.   The conclusion that the Seattle Genetics transaction was an act of entrenchment is confirmed by its terms and its structure. The deal is well below market, unusually provides stock and warrants at a discounted price to its "joint venture" partner, Seattle Genetics, for up to 9.9% of the Company, and contains an

illusory six-business-day "go-shop" period, which was scheduled to expire immediately after the date of the Company's annual meeting and which is limited in scope to those parties previously involved in discussions about a similar transaction so that the Company would not even seek to attempt a true market check.

8.   In addition, to provide further cushion and yet another opportunity to defeat the will of the shareholders, in conjunction with the announcement of the deal, the Board yet again postponed the 2016 annual meeting. This time, the annual meeting was delayed until March 3, 2017, even as the Board claimed in its investor presentation that it did not "rush a transaction simply to consummate a transaction prior to the vote at the Annual Meeting of Stockholders."

9.   The impropriety of the Board's actions is obvious. Indeed, the same day that the Company announced the transaction, ISS came out with an alert recognizing that by postponing the annual meeting until after the go-shop period, the Board was "effectively prevent[ing] shareholders from electing a new board that could provide a second opinion as to whether the deal with Seattle Genetics represents the best alternative for shareholders." As a result, ISS did not change its recommendation to elect the venBio slate for a majority of the seats on the Board.

10.   While Plaintiff believes that it is inappropriate for the Board to have moved the date of the annual meeting—for a second time—so close to its scheduled date, Plaintiff recognizes that it is appropriate for shareholders to have an opportunity to absorb and analyze the highly material information relating to recent events. Accordingly, Plaintiff does not seek to reverse that decision. That said, it is vital that the Court maintain the status quo—including by enjoining any closing of the recently announced Seattle Genetics transaction—so that Plaintiff's slate may be elected and take any appropriate remedial action before the Seattle Genetics transaction closes.   Moreover, Plaintiff seeks an extension and modification of the go-shop and other deal-protective provisions agreed to as part of the Seattle Genetics transaction.

11.   To maintain the status quo, Plaintiff asks the Court to (i) order that the 2016 annual shareholder meeting take place on March 3, 2017, as currently rescheduled, and that the Record Date for the 2016 annual shareholder meeting remain January 24, 2017; (ii) enjoin any closing of the Seattle Genetics transaction until after (a) the 2016 annual meeting is held, (b) the newly elected board is seated, and (c) the new board independently determines whether the transaction represents the best alternative for shareholders; and (iii) invalidate any provisions of the Seattle Genetics transaction agreement (which the Board has not disclosed)

that would prevent the newly elected board from reviewing the transaction and deciding the future direction of the Company.

THE PARTIES

12.   Plaintiff venBio Select Advisor LLC is a Delaware limited liability company. venBio currently own approximately 9.9% of the outstanding shares of Immunomedics, making it the Company's largest shareholder.

13.   Nominal Defendant Immunomedics is a Delaware corporation with its principal place of business in Morris Plains, New Jersey. Immunomedics is a clinical-stage biopharmaceutical company developing monoclonal antibody based drugs for the treatment of cancer, autoimmune disorders, and other serious diseases. Immunomedics's registered agent in Delaware is Corporation Trust Center, 1209 Orange St., Wilmington, Delaware.

14.   Defendant David M. Goldenberg is the Chairman of the Immunomedics Board and the Company's Chief Scientific Officer and Chief Patent Officer. Defendant Goldenberg founded Immunomedics in 1982 and has served continuously since that time as the Company's Chairman.

15.   Defendant Cynthia Sullivan is the wife of Goldenberg and the Company's President and CEO, and has served as a director of the Company since 2001.

16. Defendant Brian A. Markison has been a director of the Company since 2004.

17. Defendant Jason Aryeh has been a director of Immunomedics for only one month, since January 2017, and was appointed after the date on which the 2016 Annual Meeting was originally scheduled to take place.

18. Defendant Geoff Cox has been a director of Immunomedics for only one month, since January 2017, and was appointed after the date on which the 2016 Annual Meeting was originally scheduled to take place.

19. Defendant Robert Forrester has been a director of Immunomedics for only one month, since January 2017, and was appointed after the date on which the 2016 Annual Meeting was originally scheduled to take place.

20. Defendant Bob Oliver has been a director of Immunomedics for only one month, since January 2017, and was appointed after the date on which the 2016 Annual Meeting was originally scheduled to take place.

21. The individual Defendants are collectively referred to as the Director Defendants herein.

22. Defendant Seattle Genetics, Inc. is a Delaware corporation. Seattle Genetics's registered agent in Delaware is Corporation Services Company, 2711 Centerville Rd., Suite 400, Wilmington, Delaware.

BACKGROUND

Immunomedics is Mismanaged

23.   Founded in 1982 by Defendant Goldenberg, Immunomedics touts itself as a clinical-stage biopharmaceutical company developing monoclonal antibody-based products for the targeted treatment of cancer, autoimmune disorders, and other serious diseases.

24.   The Company claims a "pipeline of eight clinical-stage product candidates," but has a history of failures in bringing drugs to market, never having succeeded in doing so in its 35-year history. Moreover, over both the long and short terms, Immunomedics has dramatically underperformed the market.

25.   Over the last sixteen years, the Company's share price has declined 65% from January 1, 2000 to November 15, 2016, relative to positive returns of 33% for the Nasdaq Composite Index for that same period.

26.   More recently, Immunomedics's stock price has underperformed the broader market (Russell 3000 index) for the last one, three, and five years for annualized periods ending June 30, 2016. With time, the gap between the market's and Immunomedics's performance has continued to widen:

		Total Shareholder Returns	
	1 year	**3 year**	**5 year**
Versus Russell 3000			
Immunomedics	*-42.86*	*-24.73*	*-10.63*
Russell 3000	*2.14*	*11.13*	*11.60*
% outperformance/ (underperformance)	*(45.00%)*	*(35.86%)*	*(22.23%)*

27.   Immunomedics stock also has historically underperformed compared to the stock of similar biotechnology and pharmaceutical companies, including other small- and mid-cap biotechnology companies which, like Immunomedics, apply novel platforms to developing oncology therapies. For the last three, five, and ten years for annualized periods ending November 15, 2016 (the day before venBio announced its proxy contest), Immunomedics's shareholder returns have been substantially worse than those peer companies. Moreover, while the Company was down 10.1% during the one-year period, and thereby slightly outperformed peer companies, that was during a year when transformative clinical progress was made at the Company, which should have resulted in it generating positive (rather than negative) returns and substantially outperforming its peers.

	Total Shareholder Returns			
	1 year	3 year	5 year	10 year
Versus Peer Companies				
Immunomedics	*-10.1*	*-22.6*	*-12.3*	*5.3*
Company Peer Group[1]	*-18.5*	*28.7*	*524.6*	*227.7*
Nasdaq Biotechnology Index	*-10.3*	*39.5*	*213.0*	*139.6*
% outperformance/ (underperformance) – Peer Group	*8.4*	*(61.3)*	*(536.9)*	*(222.4)*
% outperformance/ (underperformance) – Nasdaq Biotechnology Index	*0.2*	*62.1*	*225.0*	*134.3*

28.   Moreover, under current management, Immunomedics has faced consistent cash flow problems that have led it to routinely miss its own deadlines for beginning Phase 3 clinical studies required for a potentially lucrative and lifesaving drug in the Company's pipeline, IMMU-132.

29.   Specifically, over the past five years, Immunomedics generated $70 million in revenue while spending $207 million in R&D and $53 million on cost of goods and operational expenses. Moreover, during this period, revenues declined from $15 million in fiscal year 2011 to $3 million in fiscal year 2016. The combination of declining revenue sources and increasing R&D investments needed for Phase 3 trials, along with a current cash position of only $51 million,

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[1]   The Company identified its Peer Group in an investor presentation dated January 30, 2017 as a group of small- and mid-cap biotechnology companies that apply novel platforms to developing oncology therapies.

has resulted in the need for additional funding before the Company can successfully develop IMMU-132.

30.   Since 2000, the Company's drugs Epratuzumab, Veltuzumab, and Clivatuzmab have all failed in clinical trials, some multiple times. Companies including Amgen and UCB have terminated agreements to work with the Company to develop its "pipeline" drugs.

31.   Before Plaintiff proposed a new board slate on November 15, 2016, the Company's total shareholder return over its life as a public company was negative forty-six percent (-46%).

Goldenberg and Sullivan Dominate the Board

32.   Even as shareholders have lost significant value, the Board has agreed to lavish compensation for Defendants Goldenberg and Sullivan. Since 2000, the year that Defendant Goldenberg installed his wife as CEO and appointed her to the Board, Goldenberg and Sullivan's household income has steadily risen. Since that time, together they have been paid an amount roughly equivalent to 15 percent of Immunomedics's current market capitalization

33.   Defendant Goldenberg, as Chairman, Chief Scientific Officer, and Chief Patent Officer, earned $626,000 in base salary, $153,000 in pension/deferred compensation, and $6,255,000 in restricted stock, for a total compensation of approximately $7,034,000 in 2016.

34.   Defendant Sullivan, as President and CEO, earned $663,000 in base salary in 2016, $350,000 in restricted stock grants, $445,000 in options grants, for a total compensation of approximately $1,461,000 in 2016.

35.   Together, the Goldenberg/Sullivan household's total compensation for 2016 was approximately $8,495,000.

36.   Goldenberg also benefits from generous partnership and product royalty agreements. In addition to his base salary, annual incentive, and long-term incentive, he is eligible to receive certain additional incentives ("Additional Incentives"). In particular, he received Performance Share Units valued at $3.4 million outside the course of normal incentives plans for 2016, despite the falling stock price and the consistently missed deadlines regarding IMMU-132's development that year.

Defendant Goldenberg Benefits From Numerous Conflicts of Interest

37.   In years that Immunomedics records positive net income, Defendant Goldenberg is eligible to receive 1.5% of annual net revenue. In years that Immunomedics has a net loss, he is paid 0.75% of any third-party transactions.

38.   Defendant Goldenberg is eligible to receive royalty payments for any products for which he is the inventor or any products derived from products for which he is the inventor, both during his tenure and after his employment is terminated. Meanwhile, he is named the primary inventor of all

new intellectual property developed by the Company, regardless of which of its 143 professionals, including 33 clinical and developmental researchers, is the actual inventor.

39.   Defendant Goldenberg's employment agreement also requires that the Company pay him $150,000 annually as an advance against the amount due to him as Additional Incentives and patent royalty lifetime payments, which are not subject to clawback in the event that they are never earned. Defendant Goldenberg has accordingly received his minimum $150,000 annual payment in each of the past three years, while company performance has faltered.

40.   None of the Additional Incentives and product and partnership royalty payments that the Board has granted Defendant Goldenberg over the years have a maximum capped value.

41.   These conflicts of interest are exacerbated by the unusual way that Immunomedics allocates intellectual property. Defendant Goldenberg alone has the authority to allocate ownership of intellectual property between Immunomedics and its subsidiary, IBC Pharmaceuticals, Inc. ("IBC"), of which Goldenberg is personally an 18.3% owner.

42.   IBC pays Goldenberg a salary in addition to the compensation he receives from the Company ($87,000, $84,000, and $79,000 in 2016, 2015, and 2014, respectively).

43.   Defendant Goldenberg's ability to allocate intellectual property to affiliated entities in which he is the largest shareholder aside from Immunomedics itself, but the development of which is funded by Immunomedics's shareholders, is illustrative of the Board's rampant conflict of interests and its failure to implement proper oversight and accountability mechanisms.

The Board Squanders the IMMU-132 Opportunity

44.   In its 35-year history, Immunomedics has never successfully launched a drug to market, but in recent years the Company has had success in early clinical trials for a drug called IMMU-132, a therapy for serious cancers.

45.   IMMU-132 has successfully completed Phase 1 and 2 trials for the treatment of triple negative breast cancer ("TNBC"). TNBC is the most aggressive form of breast cancer and is estimated to effect approximately 40,000 people annually, yet there is currently no single standard therapy to effectively treat it.

46.   Notwithstanding these clinical successes, the Board has failed to capitalize on this opportunity, and in fact has made a number of serious missteps that have significantly delayed IMMU-132's development.

47.   In June 2015, the Company issued an optimistic report regarding the development of IMMU-132, and identified that the Company needed to find a partner to complete IMMU-132's development and bring it to market. In

August 2015, the Company stated on an earnings call that it would not be able to bring IMMU-132 to a Phase 3 trial (required before a drug can be approved by the U.S. Food and Drug Administration ("FDA")) without a partner. Over the course of the following year, the Company disclosed ongoing delays in manufacturing and Phase 3 start, but no partnership.

48.   On February 5, 2016, Immunomedics announced that the FDA had granted IMMU-132 *Breakthrough Therapy Designation*, which expedites the development and review of drugs that could constitute significant developments and improvements over existing therapies on more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.

49.   The *Breakthrough Therapy Designation* was a huge recognition that IMMU-132 has the potential to significantly improve outcomes and survival times for patients suffering from TNBC.

50.   Yet, for more than a year, the Board has failed to capitalize on the new opportunity presented by the FDA's *Breakthrough Therapy Designation*. Today IMMU-132 should be in Phase 3 confirmatory clinical trial, but it is not.

51.   The Company's management and Board have failed to maintain sufficient funds to begin the Phase 3 trial, and failed to find a competent partner to enable the approval and advancement of the drug to market.

52.   Notably, in early June 2016, the Company announced that it had been ejected from a meeting of the American Society of Clinical Oncology ("ASCO") because management had failed to adhere to a data embargo policy, meaning that it shared the data on the IMMU-132 clinical trials before the ASCO meeting. The Company therefore lost the opportunity to further validate IMMU-132 with the medical community and missed out on significant media exposure because of management's missteps. Shareholders took the hit: the Company's share price declined 26.4% over the following two trading days, and continued to fall, declining by 56.2% at the end of June 2016.

53.   Another mark of the Company's mismanagement was the Board's decision in October 2016 to pursue a dilutive financing deal that knocked the Company's stock down to near 52-week lows, declining 23.8% on the day the financing was announced, and down approximately 50% from yearly highs. The offering was poorly timed, caused a significant loss of shareholder value, and further reduced shareholder confidence in the Board.

54.   As of November 2016, the Board had failed to execute on the Company's main corporate goal: to strike a partnership with a pharmaceutical company to advance IMMU-132 to a Phase 3 trial and then to market. Not surprisingly, the Company has performed increasingly poorly and its stock price fell approximately 35% between June 2015 and November 2016.

Plaintiff, Immunomedics's Largest Shareholder,
Engages the Company Unsuccessfully

55. In response to the Company's historically poor returns, operational missteps, and continuing declining shareholder value, Plaintiff engaged in discussions with Immunomedics management in 2015 and 2016.

56. Plaintiff is the Company's largest shareholder at 9.9% and has followed the Company for years. Plaintiff is a public market investment fund focused on innovation within the biotechnology sector and managed by seasoned investment professionals with medical and scientific backgrounds.

57. Over 18 months, Plaintiff, as an interested shareholder, engaged management on a passive basis, voicing concerns and discussing potential solutions with management in meetings and at investor conferences.

58. Though activism is not a component of Plaintiff's investment strategy, after management failed to take steps to address venBio's concerns for many months, venBio could no longer sit back passively watching the negative reaction of the market to the missteps of the Company's Board and management. The dilutive financing offering in October 2016 made this clear, as the Board and management again failed to take remedial actions despite the drop in, and no subsequent recovery to, the Company's stock price. Therefore, in the month leading up to the annual meeting, venBio determined it was necessary in the interest of itself and other shareholders to propose an alternative slate.

VenBio Decides to Run a Slate for Majority Control of the Board

59. On November 2, 2016, the Board confirmed the date for the 2016 annual meeting (the "Annual Meeting"): December 14, 2016.

60. On November 16, 2016, venBio filed a preliminary proxy statement with the U.S. Securities & Exchange Commission ("SEC"), nominating four candidates for election to the Immunomedics Board: Dr. Behzad Aghazadeh ("Aghazadeh"), Scott Canute ("Canute"), Peter Barton Hutt ("Hutt"), and Dr. Khalid Islam ("Islam") (collectively, the "venBio Nominees").

61. The venBio Nominees are all independent of the Company, conflict-free, and have extensive experience in the industry, including with pharmaceutical development, the FDA, commercial manufacturing, and corporate governance, including serving on the boards of public companies.

62. Dr. Behzad Aghazadeh has more than twenty years of experience in the biopharmaceutical industry, including more than ten years as an institutional investor and six years at Booz Allen as a general management consultant to senior executive teams in the healthcare sector. Dr. Aghazadeh has extensive experience working on strategic initiatives for executive management teams and boards of directors of numerous companies in the biopharmaceutical industry.

63. Scott Canute has more than 34 years of experience in the biopharmaceutical industry, having previously served as President of Global Manufacturing and Corporate Operations of Genzyme Corporation and President of Global Manufacturing Operations at Eli Lilly and Company. Mr. Canute's specific expertise in the area of commercial biologics manufacturing (commonly referred to in the industry as Chemistry, Manufacturing, and Controls ("CMC")), as well as his extensive board experience with multiple pharmaceutical companies make him highly qualified to help run Immunomedics's business. In particular, Mr. Canute's experience and expertise in CMC will provide critical assistance to the Company's development of IMMU-132, which cannot be manufactured successfully unless CMC operates flawlessly.

64. Peter Barton Hutt is a renowned expert in food and drug law and currently serves as Senior Counsel at Covington & Burling LLP, where he represents national trade associations for the food, prescription drug, nonprescription drug, dietary supplement, and cosmetic industries. He began his law practice with the firm in 1960 and has remained at the firm with the exception of the period from 1971-1975, during which time he served as Chief Counsel for the FDA—from which various approvals are necessary before Immunomedics can launch IMMU-132. Hutt has extensive expertise in the U.S. and EU regulatory

frameworks, as well as experience on a wide range of boards of directors in the biotechnology and pharmaceutical industries.

65.   Dr. Khalid Islam has over 29 years of experience in the pharmaceutical and biotechnology industries and currently serves as the Managing Director of Life Sciences Management GmbH, a position he has held since 2014. Dr. Islam co-founded Sirius Healthcare Partners, a Swiss life sciences company, and PrevABR LLC, an American clinical-stage therapeutics company. He previously served as Chairman and CEO of a Nasdaq-listed pharmaceutical company and currently serves on several boards of other major pharmaceutical and biotech companies.

66.   On November 22, 2016, venBio filed its definitive proxy statement with the SEC, listing a number of Board and management failures that prompted venBio to nominate a majority slate of dissident director candidates.

67.   Among other things, venBio expressed concerns regarding:

- The Company's breach of the ASCO data embargo, which resulted in the Company's ejection from the prestigious ASCO cancer conference in June 2016;

- The Company's failure to deliver on its promise of signing a partnership or licensing agreement to move its only viable drug candidate, IMMU-132, through clinical development;

- Management's self-enrichment at the expense of shareholder value;

- The dilutive, ill-timed, and disastrous October 2016 financing;

- The Company's systemic conflicts of interest and its inability to retain independent Board members and senior management, including the recent resignations of independent Board member Arthur Kirsch and special advisor Sol Barer; and

- The Board's composition, which at that time not only had two of five seats occupied by the husband and wife team of Defendants Goldenberg and Sullivan, but more generally had become stagnant, with each director having served over a decade.

68. Further, venBio proposed a strategic plan, with several organizational priorities having the ultimate goal of fast-tracking IMMU-132 and getting it to market.

69. All of the leading shareholder advisory services—which normally do not endorse turning majority board control over to an activist's or dissident's board slate—have recommended that shareholders vote for the venBio Nominees. Glass Lewis called out the current Board for its "farcical manipulation of meeting mechanics and shareholder rights" and recommended that "shareholders vote on the Dissident GOLD proxy card FOR ALL Dissident Nominees." Similarly, ISS noted that "change at the board level is clearly warranted" no matter what the future direction of the Company is. Because shareholders will "benefit from a second, non-conflicted opinion at the board level" and the venBio Nominees "have the expertise to appropriately assess the alternatives available," ISS urged shareholders to vote FOR the venBio Nominees.

The Board Postpones the 2016 Annual Shareholders' Meeting

70.   On November 28, 2016, less than two weeks after venBio filed its definitive proxy statement and less than three weeks before the December 14th Annual Meeting, the Company abruptly announced that the Board had decided to adjourn the Annual Meeting to February 16, 2017 in direct response to "venBio Select Advisors LLC's [] recently nominated slate of four director candidates to the Company's five-member Board."

71.   On December 6, 2016, venBio filed a definitive proxy statement in connection with the postponed Annual Meeting.

72.   In early January 2017, the Board re-set the Record Date for the 2016 Annual Meeting at January 24, 2017.

Another Shareholder Files Suit in Delaware Chancery Court

73.   After the Board moved the 2016 Annual Meeting to February 2017, a shareholder filed a class action in this Court. *See* Verified Class Action Complaint, *deSanctis v. Goldenberg, et. al.*, C.A. No. 12891-2016 (Del. Ch. Dec. 13, 2016). There, the shareholder, Mr. deSanctis, alleged that the incumbent directors had breached their fiduciary duties in postponing the Annual Meeting in violation of Delaware law such that the adjournment would result in the Company not having held an annual meeting within 13 months of the previous annual meeting, as required by Delaware law. Mr. deSanctis further alleged that:

> prolonging the proxy contest for two months makes it possible that intervening events could reduce venBio's likelihood of prevailing in the proxy contest. The Board is therefore intentionally and improperly impeding stockholders' ability to exercise their right to freely elect directors, and doing so for the purpose of prolonging the proxy contest in an attempt to improve its likelihood of reelection.

(Verified Complaint at ¶ 8.) He asked the Court to enjoin the two-month adjournment of the 2016 Annual Meeting, so that it would be held on December 14, 2016, as initially scheduled.

74. The Court denied expedition of Mr. deSanctis's complaint, finding that, without more, the mere delay of the Annual Meeting, even past the thirteen months allowed for by Delaware law, was not a breach of the incumbent directors' fiduciary duties that required expedited relief. The Court found no irreparable harm from delaying the meeting for two months because shareholders would still be able to exercise their right to vote in February. *See* Transcript of Teleconference on Plaintiff's Motion to Expedite and the Court's Ruling ("Tr.") at 34:8-15, *deSanctis v. Goldenberg, et. al.*, C.A. No. 12981-VCL (Del. Ch. Dec. 30, 20-16).

75. Notwithstanding its decision, the Court noted that injunctive relief might be warranted if the Board manipulated or obstructed shareholders' ability to vote beyond the two-month delay. Tr. at 36:18-19. The Court warned that "if the board does something else and we have to get back together, it might be

a different calculus." Tr. at 38:1-8. That day has come—the calculation changed when, as set forth herein, the Board expanded its size, packed it with friendly appointees, and approved a disastrous transaction, which will close soon absent judicial intervention.

The Board Continues to Frustrate the Shareholder Franchise, Manipulating Its Seats and Membership to Put Highly Unqualified and Unelected Individuals On The Board, While Denying Shareholders a Vote

76.   Emboldened by the Court's decision to allow the Board to push the 2016 Annual Meeting to February 2017, the Board stepped up its efforts to protect its own interests at shareholders' expense.

77.   In an obvious effort to undermine the shareholder franchise, on January 9, 2017, approximately three weeks after the annual meeting had been initially scheduled and five weeks before the rescheduled annual meeting, the Company announced that the Board had expanded its membership to seven members and appointed four new majority directors while two other directors simultaneously resigned. The new Board members are Defendants Aryeh, Cox, Forrester, and Oliver.

78.   Incumbent directors and Defendants Goldenberg, Sullivan, and Markison remain on the Board, and presumably appointed the other four Director Defendants to their new positions.

79.   Goldenberg's and Sullivan's influence over the newly appointed Board members is troubling.   The new appointees are highly interconnected and have multiple current and past relationships with each other. They have served on other public company boards together, and appear to know each other well from other prior business dealings.

80.   Significantly, none of the four recently-appointed directors have a proven track record of success in the pharmaceutical or biotech industry or the ability to steer the Company forward. Defendants Aryeh, Cox, and Forrester have all served on boards of public pharmaceutical companies that have lost significant shareholder value and have failed to move Phase 3-ready drugs successfully through the final clinical trials.

81.   The new directors clearly are not qualified to successfully develop IMMU-132, which is necessary in order for the Company to deliver value to shareholders.   These changes to the Board's constitution were a reactionary move in the face of direct shareholder engagement, and an effort to maintain the incumbent directors in office.

venBio Successfully Convinces Other Shareholders and Proxy
Advisory Services that the venBio Nominees Should Be Elected

82.   Notwithstanding the Board's efforts to deflect venBio's proposals by expanding the Board and appointing four new members so as to be able to claim that Plaintiff's calls for change were no longer warranted, venBio has

received remarkable indications of support from investors, including large institutional investors. For example, investment fund OrbiMed Advisors LLC, one of Immunomedics's largest shareholders, has publicly endorsed venBio's campaign and the venBio Nominees.

83. Indeed, since venBio's engagement with the Company, share price performance has been favorable, increasing 60.3% over the period from November 15, 2016, the last trading day prior to venBio's initial announcement that it intended to engage in a proxy contest, through February 1, 2017. During that same time, the Nasdaq Biotechnology Index fell 3.6%. Notably, Immunomedics's share price increased 28.5% over the five trading days following venBio's initial announcement, while the Nasdaq Biotechnology Index declined 3.3% over that period.

84. In early February 2017, ISS, Glass Lewis, and Egan Jones, the most prominent proxy advisory services in the world, each separately recommended that investors vote for all four venBio Nominees and not vote on the Company's proxy card, amounting to control of the Board. It is very rare for ISS, Glass Lewis, or Egan Jones to recommend majority control for an outsider's nominee slate, and even rarer for these proxy advisory firms to unanimously agree.

85. ISS's, Glass Lewis's, and Egan Jones's recommendations regarding the proxy contest all point to the same problems with Immunomedics's current management and the constitution of its Board. In particular, they highlight:

- The conflicts of interest rampant at the Company, with a particular focus on Defendant Goldenberg's unusual incentive payments and ability to allocate intellectual property to an entity he is affiliated with;

- The inability of Immunomedics to meet deadlines and get products to market, and in particular its failure to do so for IMMU-132 despite its huge early clinical successes and resounding endorsement from the FDA;

- The underperformance of Immunomedics stock relative to market benchmarks and peer companies, which worsened in the fall of 2016 with a poorly-timed, dilutive issuance; and

- The Board's failure to address accountability and structural issues until faced with a legitimate threat of being unseated in a proxy fight.

86. As of February 9, 2017, proxies for more than 80% of the Company's outstanding shares had been submitted, with 55% in favor of the venBio Nominees.

**The Board's Hail Mary Attempt to Maintain
Control and Deprive Shareholders of Value**

87. Recognizing that their loss of control was imminent, on February 10, 2017, four business days before the rescheduled 2016 Annual Meeting, Immunomedics announced that the Board had entered into an exclusive global "licensing" arrangement with Seattle Genetics for IMMU-132 (the "Seattle

Genetics Transaction"), which contained a limited go-shop provision. For the reasons set forth below, venBio and other large shareholders oppose this transaction and believe it is detrimental to their interests.

88.   Disturbingly, the Board appears to have rushed into the Seattle Genetics Transaction and did not finish the strategic process discussions with several other highly interested parties in an effort to execute the transaction before the Annual Meeting. According to the Company's investor presentation, the Board engaged Greenhill to assist it in a strategic process in September 2016. Greenhill reached out to 45 companies "post-Thanksgiving and gave guidance that it was looking for non-binding bids in late January or early February 2017." Yet, the Board entered into a definitive agreement at the beginning of February, without completing discussions with other interested parties (at least 18 companies had entered into "advanced diligence" with Immunomedics).

89.   The same day that the Company announced the Seattle Genetics Transaction, the Board moved the 2016 Annual Meeting again, this time to March 3, 2017. The Board specifically chose this date to allow the very short go-shop period to expire before the 2016 Annual Meeting.

90.   Though the Seattle Genetics Transaction was purportedly done to facially address one of Plaintiff's concerns (failure of the Company to find a development partner to move IMMU-132 to market), it was an entrenchment

device, plain and simple. Simply put, a poor, rushed deal that gives away the Company's most valuable asset to stymie shareholder voices is not what Plaintiff and other shareholders were (or are) seeking.

The Sub-Par Economics of the Seattle Genetics Transaction

91. The Seattle Genetics Transaction was approved by a majority of appointed—not elected—directors, taking from shareholders the right to vote to sell IMMU-132, a promising drug that is the Company's primary asset. Significantly, IMMU-132 is the Company's only late-stage asset, with strong supporting clinical data, including the rarely-granted *Breakthrough Therapy Designation* from the FDA. The Company's only other products are very early in development and substantially higher risk, particularly given the Company's decreasing revenues, depleted cash accounts, and 35-year history of never getting a drug to the market.

92. The Seattle Genetics Transaction, as described by the Company and Seattle Genetics, is a long-term partnership contract allowing Seattle Genetics to develop, manufacture, and commercialize IMMU-132 worldwide. It appears that the only right to its main asset that Immunomedics retains is largely illusory (the ability to co-promote the drug in the U.S.), as the Board viewed that right as having little value when it sold the right to license in the U.S., Canada, and the EU to Seattle Genetics for an one-time, up-front payment of $250 million.

93. In other words, the Company effectively sold its crown jewel, its only real asset, without shareholder advice or consent, by vote of a Board the majority of which was *appointed* by interested, entrenched directors who stand to benefit personally from any such transaction.

94. The Board has not made the terms of the Seattle Genetics Transaction public or provided the written agreements, preventing venBio from effectively analyzing the deal at this time.

95. Even so, the disclosures made by the Company and Seattle Genetics when announcing the transaction highlight immediate concerns about its below market economics:

- The deal was priced well below market. After the sale, the Company's market capitalization is estimated to be roughly $600 million, which is inexplicably small compared to other pharmaceutical companies that leveraged their respective crown jewels to achieve market capitalization in the billions.

- Recent transactions involving similar and lower-stage pharmaceuticals have been priced much higher:

Year	Buyer	Seller	Developmental Phase	Value ($M)
2015	Medivation	BioMarin	Early-stage testing	410
2015	AstraZeneca	Acerta	Early-stage testing	4,000
2016	AbbVie	Stemcentrx	Early-stage testing	5,800
2015	Shire	Dyax	Late-stage testing	5,900
2016	Jazz	Celator	Pre-registration	1,500
2017	Takeda	Ariad	Commercial/Registration	5,200
2017	*Seattle Genetics*	*Immunomedics*	*Pre-registration*	*250*

- Along with the "licensing out" of IMMU-132, the Seattle Genetics Transaction involves an immediate $15 million equity investment by Seattle Genetics to acquire 2.8% of Immunomedics stock, and grants Seattle Genetics warrants to exercise within three years for up to 9.9% of the Company's stock, both at below-market prices. The price per share for the equity investment (immediate and potential over time of $57 million) is significantly below market for this type of control. It also further dilutes existing shareholders.

- The Company has claimed the deal would provide for potential payments of approximately $2 billion, plus royalties, but utterly failed to provide any information on when, if ever, the additional $1.75 billion in milestones could be received by the Company, what the milestones were, or even what the negotiated royalty rates were.

96. In addition, the Seattle Genetics Transaction contains deal-protective devices that effectively preclude a superior proposal from emerging. In breach of their fiduciary duties, the Board agreed to an extraordinarily short go-shop period of six business days. Moreover, the go-shop was limited to potential partners that had previously engaged with the Company, making it not a true market check and highly unlikely that a better deal will be found or that another partner could put together a credible bid in that period, particularly when the Company has failed to provide sufficient details on the transaction. The right for Seattle Genetics to match any offer plainly disincentivizes potential partners. And, the only "better" deal that the Board could accept would have to be the same type of transaction, notwithstanding the Company's own disclosures that most of the strategic options it was considering were looking to purchase the entire enterprise.

Finally, were a similar type of deal to be reached within six business days and were Seattle Genetics to decline to match it, the Board would have to choose to pay an undisclosed termination fee to Seattle Genetics in order to take the better deal.

97.   The market has reacted negatively to the announcement of the Seattle Genetics Transaction. The stock price initially increased on announcement of the transaction given that Seattle Genetics is to make an up-front, one-time $250 million cash payment to Immunomedics. That increase, however, is misleading because $250 million in cash implies a $2.27 increase in share price, but the market responded to the announcement with a mere 93 cent increase.

98.   Defendants have engaged in a pattern of conduct to interfere with shareholder franchise, and to preclude shareholders from exercising their rights as owners of the Company to select directors and decide on the strategic direction of the Company. The Seattle Genetics Transaction and further delay of the Annual Meeting is no more than a flagrant attempt by the Board to entrench themselves, and once again enrich themselves at the expense of the Company's shareholders.

COUNT I – BREACH OF FIDUCIARY DUTY
Interfering with the Shareholder Franchise
(Against the Director Defendants)

99.   Plaintiff re-alleges and incorporates herein by reference Paragraphs 1 through 98 of its Complaint.

100. The Director Defendants owe Immunomedics's shareholders, including venBio, uncompromising fiduciary duties of loyalty and good faith.

101. The Director Defendants have repeatedly abused their positions and misused the corporate machinery to impede the exercise of the shareholder franchise and entrench themselves in office.

102. Upon information and belief, absent the Director Defendants' manipulation of the corporate machinery and violation of their fiduciary duties, all of Plaintiff's nominees would have been elected as directors at the Annual Meeting originally scheduled to be held on December 14, 2016.

103. Unabashed by the initial interference with the shareholder franchise and this Court's warning that the Director Defendants should not further obstruct shareholders' franchise rights, the Director Defendants have now taken action for a second time to interfere with the holding of an Annual Meeting at which they were assured to lose control of the Board of the Company.

104. The Director Defendants had no justification, much less a compelling justification, to enter into the Seattle Genetics Transaction less than a week before the scheduled Annual Meeting at which they were well aware a majority of the shares would be voted to remove a majority of the Board and appoint the venBio Nominees.

105. Even worse, a majority of the Board who took those actions (Defendants Aryeh, Cox, Forrester, and Oliver) were unelected, having been appointed by the inside directors (Defendants Goldenberg and Sullivan) who seek to maintain control of the Company. Those directors had been appointed only one month before the Company entered into the Seattle Genetics Transaction.

106. Were it not for Defendants' manipulation of the corporate machinery through their initial postponement of the Annual Meeting scheduled for December 2016, the venBio Nominees would have been elected before the Seattle Genetics Transaction was approved.

107. Through their wrongful action, the Director Defendants have usurped for themselves the decision of the future direction of the Company that belongs to the shareholders and the directors who they rightfully elect.

108. The Director Defendants' actions were calculated to perpetuate themselves in office. Plaintiff's proxy solicitation posed no threat to the Company's corporate policy or effectiveness. Moreover, Defendants' actions lack any reasonable connection to any proper corporate purpose.

109. Defendants' misuse of the corporate machinery to impede the exercise of the shareholders' franchise and entrench themselves in office constitutes a clear violation of their fiduciary duties under Delaware law.

110. Absent relief from the Court, Plaintiff and the other shareholders of Immunomedics will be irreparably harmed by the Defendants' interference with the shareholder franchise and the loss of the shareholders' right to freely elect directors to determine the future direction of the Company and how best to maximize the value of its assets.

111. Plaintiff has no adequate remedy at law.

COUNT II – BREACH OF FIDUCIARY DUTY
Seattle Genetics Transaction
(Against the Director Defendants)

112. Plaintiff re-alleges and incorporates herein by reference Paragraphs 1 through 111 of its Complaint.

113. The Director Defendants owe Immunomedics's shareholders, including venBio, uncompromising fiduciary duties of loyalty, good faith, and care.

114. The Director Defendants have repeatedly abused their positions and misused the corporate machinery to impede the exercise of the shareholder franchise.

115. The recently announced Seattle Genetics Transaction is in effect a sale of substantially all of the Company's assets. As such, the shareholders must be given the right to decide for themselves on the direction of the Company free of the taint of Defendants' breaches of fiduciary duties.

116. This sale took place amidst the Director Defendants' tactical maneuvers to disenfranchise shareholders. The Director Defendants did not ask for or obtain a shareholder vote concerning the Seattle Genetics Transaction.

117. The Director Defendants have no valid reason for engaging in such a sale just four business days before the Company's previously-adjourned shareholder meeting. The Seattle Genetics Transaction was, in effect, an entrenchment device entered into in order to perpetuate the Director Defendants in office.

118. The Director Defendants rushed to enter into the Seattle Genetics Transaction so as to impede the result of the Annual Meeting, before they were finished negotiating with a number of parties still involved in the Company's strategic process.

119. The Seattle Genetics Transaction did not maximize the value obtained for the Company's primary asset. In exchange for giving away control of the Company's crown jewel, the Company received a significant discount compared to similar deals entered into by other similarly-scaled biochemical and pharmaceutical companies in recent years.

120. The Director Defendants violated their duty of care in hastily entering into the Seattle Genetics Transaction. This decision, made by a majority of Defendants who had only one month of experience with the Company, was

made before the Company had, in good faith, exhausted discussions with other potential partners and without conducting a thorough market check.

121. In entering the Seattle Genetics Transaction, the Director Defendants usurped for themselves the decision as to the future of the Company's most valuable asset which rightfully should have been decided by the Company's shareholders.

122. Moreover, the Director Defendants have abused their positions to enter into the Seattle Genetics Transaction not merely to avoid being unseated by the venBio Nominees, but to enrich themselves at the expense of shareholders.

123. By virtue of provisions in his employment agreements as disclosed by the Company, Defendant Goldenberg (married to Defendant Sullivan) is eligible for various royalties and other payments as a result of the Seattle Genetics Transaction, which are not subject to any maximum cap.

124. The Director Defendants had no reason, let alone a compelling justification, to enter into the Seattle Genetics Transaction, which was entered to perpetuate the Director Defendants in office and favors their personal financial interests over the interests of Immunomedics's public shareholders.

125. Because the Seattle Genetics Transaction was entered into in breach of the Director Defendants' fiduciary duties, any provision in the Seattle Genetics Transaction that would prevent the rightfully elected directors of

Immunomedics from deciding how best to maximize the value of its assets for the shareholders should be invalidated and stricken.

126.   Moreover, any provision of those transaction documents that has the effect of unfairly coercing or interfering with the shareholders' free exercise of their franchise right must be invalidated.

127.   Defendants should be enjoined from taking any further actions in furtherance of the closing of the Seattle Genetics Transaction until the shareholders have an opportunity to vote at the Annual Meeting and the newly seated directors have time to evaluate the best path forward for the Company and all of its shareholders. In addition, any deal-protective provisions in the Seattle Genetics Transaction should be extended and modified to enable the Company to enter into a superior proposal.

128.   Absent relief from the Court, Plaintiff and the other shareholders of Immunomedics will be irreparably harmed by the Defendants' interference with the shareholder franchise and the loss of the shareholders' right to freely elect directors to determine the future direction of the Company and how best to maximize the value of its assets.

129.   Plaintiff has no adequate remedy at law.

COUNT III – AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against Defendant Seattle Genetics, Inc.)

130.   Plaintiff re-alleges and incorporates herein by reference Paragraphs 1 through 129 of its Complaint.

131.   Upon information and belief, Seattle Genetics was aware that Plaintiff was soliciting proxies to elect a majority of the Board of Immunomedics and that Plaintiff was likely to be successful in electing a majority of the Board at the Annual Meeting to be held on February 16, 2017.

132.   In addition, upon information and belief, Seattle Genetics was aware that the Director Defendants were acting in violation of their fiduciary duties by entering into the Seattle Genetics Transaction and by taking other action to interfere with the shareholders' exercise of their franchise rights and to entrench the Director Defendants in office.

133.   Seattle Genetics substantially assisted the Director Defendants' breaches of fiduciary duty.

134.   As set forth above, the Director Defendants' breaches of fiduciary duty impede Plaintiff's and other shareholders' rights to elect a majority of the directors at the Annual Meeting that was to be held on February 16, 2017, which interferes with the Immunomedics shareholders exercise of their franchise rights and entrenches the Director Defendants in office.

135.   Plaintiff has no adequate remedy at law.

COUNT IV – VIOLATION OF SECTION 211(C)
(Against Immunomedics and the Director Defendants)

136. Plaintiff re-alleges and incorporates herein by reference Paragraphs 1 through 136 of its Complaint.

137. Immunomedics last held an annual shareholders meeting, including the election of directors, on December 2, 2015.

138. Pursuant to Section 211(c) of the Delaware General Corporation Law, a corporation must hold an annual meeting within 13 months, requiring that Immunomedics hold its annual meeting by January 2, 2017.

139. Section 211(c) of the Delaware General Corporation Law grants shareholders the right to petition the Court of Chancery to summarily order the holding of an annual meeting to the extent such a meeting has not been held for a period of thirteen months.

140. Given that more than thirteen months has now passed since the last annual meeting, Plaintiff is entitled to an Order requiring that the meeting be held on March 3, 2017 and enjoining Defendants from further postponing or in any way interfering with the holding of the meeting on that date.

141. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order granting the following relief:

a. Declaring that the Director Defendants breached their fiduciary duties;

b. Declaring that Defendant Seattle Genetics, Inc. aided and abetted the breaches of fiduciary duty of the Director Defendants;

c. Enjoining Defendants, their agents and representatives, and all other persons acting in concert with them from taking any actions to postpone, adjourn or otherwise further interfere with the Annual Meeting scheduled for March 3, 2017;

d. Enjoining Defendants, their agents and representatives, and all other persons acting in concert with them from taking any actions to change the record date for the Annual Meeting;

e. Striking any term or provision of the Seattle Genetics Transaction that would prevent the rightfully elected directors of Immunomedics from deciding how best to maximize the value of its assets for the shareholders or has a coercive effect on the vote to be taken at the Annual Meeting or otherwise interferes with shareholders right to freely elect directors;

f. Directing that the inspector of elections certify the results of the election of directors based upon the votes at the Annual Meeting immediately following the Annual Meeting;

g. Extending and modifying the go-shop and other deal-protective provisions in the Seattle Genetics Transaction to enable the Company to enter into a superior proposal;

h. Enjoining Defendants, their agents and representatives, and all other persons acting in concert with them from taking any actions in furtherance of closing the Seattle Genetics Transaction prior to the election of the new Board;

i. In the alternative, rescinding the Seattle Genetics Transaction;

j. To the extent that the Seattle Genetics Transaction cannot be rescinded, awarding rescissionary damages;

k.   Awarding Plaintiff its costs and expenses in bringing and prosecuting this action, including its attorneys' fees; and

l.   Granting such other and further relief as the Court deems just and proper.

MORRIS, NICHOLS, ARSHT &
  TUNNELL LLP

/s/ David J. Teklits
David J. Teklits (#3221)
Kevin M. Coen (#4775)

OF COUNSEL:

Alexandra M. Cumings (#6146)
1201 N. Market Street

SCHULTE ROTH & ZABEL LLP
Michael E. Swartz
Kristie M. Blase
Abigail F. Coster
919 Third Avenue
New York, NY 10022
(212) 756-2000

P.O. Box 1347
Wilmington, DE 19899-1347
(302) 658-9200
  Attorneys for Plaintiff venBio Select
  Advisor LLC

February 13, 2017

EXHIBIT B

ISS REPORT

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EXHIBIT C

GLASS LEWIS REPORT

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